Star Equity Fund Intends to Vote WITHHOLD on the Re-Election of Paul Lamb and Richard Smith to the Gyrodyne Board

Old Greenwich, CT – August 1, 2022 – Star Equity Fund, LP (“Star Equity Fund”, “we”, “our”), a 5.0% shareholder of Gyrodyne, LLC (Nasdaq: GYRO) (“Gyrodyne” or “the Company”), seeks to unlock shareholder value and improve corporate governance at its portfolio companies. To that end, as a Gyrodyne shareholder, we intend to vote WITHHOLD on the re-election of incumbent board members Paul Lamb and Richard Smith at the Company’s 2022 Annual Meeting of Shareholders, which will be held on August 24, 2022 at 11:00 a.m., ET. We also intend to vote AGAINST Proposal 2, the compensation of the Company’s named executive officers, as a signal to Gyrodyne’s incumbent board of directors (the “Board”) on the poor structure of its Retention Bonus Plan (the “Bonus Plan”).

We believe that under Lamb’s and Smith’s directorship, the Board has failed to adequately align itself with shareholders. This lack of alignment is evidenced by the Board’s limited stock ownership as well as by the Board compensating itself via the Bonus Plan. From an ownership standpoint, Gyrodyne directors collectively own only a small amount of the Company shares despite an average director tenure of approximately 20 years while the management team collectively owns zero shares, a serious concern for which we fault the Board. We are also highly concerned with the Bonus Plan, which stipulates that upon liquidation of Gyrodyne’s properties, 5% of the gross sale proceeds are allocated to the Board members and management as long as the proceeds are at least equal to the properties’ appraised values. Further, the Board members and management earn an additional fee on any incremental gross proceeds in excess of the appraisal values. We believe the Bonus Plan is egregious with 65% of the bonus pool going to the Board, which unfairly benefits a poorly performing incumbent Board to the detriment of shareholders. We believe the Board and management should instead own stock and they should terminate the Bonus Plan to properly align themselves with shareholders. In addition, the Board has made changes to the Bonus Plan several times, never with shareholder approval—something they could not do with a stock-based plan.

We were extremely disappointed to see in Gyrodyne’s 10-Q filed May 11, 2022 that the Company amended the Bonus Plan (once again) such that it cannot be (a) suspended or terminated, or (b) amended in a manner that would reduce, eliminate or otherwise materially impair the manner in which (i) the bonus pool is to be determined, calculated or funded, or (ii) bonus payments are to be made to participants in the Bonus Plan. The amendment also clarified that a director nominated for reelection but failing to get reelected would be treated as if he or she was terminated without cause (and thus eligible for modified benefits post-termination). We believe these changes were prompted by our March 2022 press release regarding our intent to nominate directors at the Company. These changes to the Bonus Plan further reinforce our view that the Board is running this Company principally for its own benefit rather than for the benefit of shareholders. We were also disappointed to see in the Company’s 2021 10-K filing that it has (yet again) delayed its liquidation timeline from 2022 to year-end 2024. We believe the Board is incentivized to protract the dissolution of the Company because they receive compensation in the interim and are more concerned with maximizing their bonus payout under the Bonus Plan rather than maximizing net present value for shareholders.

Gyrodyne’s Board has a track record of poor corporate governance, and proxy advisory firms ISS and Glass Lewis have noted numerous issues with the Board and its corporate governance. In their reports related to the Company’s 2021 annual meeting of shareholders, these proxy advisory firms recommended a vote against the Company’s say-on-pay proposal in 2021 due to Gyrodyne having demonstrated poor responsiveness following shareholder dissent on the previous year’s say-on-pay proposal. Further, Glass Lewis recommended shareholders withhold votes from all Gyrodyne’s nominees in 2021 and cited the 34% withhold vote rate on the Company’s nominees at the 2020 annual meeting of shareholders as evidence for a “high level of shareholder disapproval.” This withhold rate jumped to a staggering 40% in 2021. Both firms also noted the incumbent Board lacks gender diversity.

In March 2022, we requested the Board waive its entrenchment mechanism of requiring a nominating shareholder to have held at least $2,000 worth, or 1%, of the Company’s common stock for at least one year. We are disappointed to report the Company declined our request, yet another example of the entrenched Board’s refusal to facilitate shareholder input at the Company.

Gyrodyne’s long-suffering shareholders deserve better, and we aim to give them an opportunity for much-needed change on the Board. We should note our appreciation of management’s efforts and their engagement with us as shareholders. It is our intention to continue to monitor the Company’s progress; we remain ready to act in the future on behalf of shareholders if further progress on improving shareholder value and shareholder rights is not made. Our intent to withhold our vote for the election of incumbent Board members, Paul Lamb and Richard Smith, and against Proposal 2 is reflective of our dissatisfaction with the current Board’s lack of commitment to maximizing shareholder value and shareholder rights at Gyrodyne.

About Star Equity Fund, LP

Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value and improve corporate governance at its portfolio companies.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. is a diversified holding company with three divisions: Healthcare, Construction, and Investments.

For more information contact:
Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@equityny.com